Exhibit 99.1

SIMPSON MANUFACTURING CO, INC.

1994 EMPLOYEE STOCK BONUS PLAN

As Amended through November 18, 2004

1.             The purpose of this Plan is to express appreciation to employees of Simpson Manufacturing Co., Inc., a Delaware corporation (the “Company”), and its direct and indirect subsidiaries, who have continued in this employment for more than ten years, for their contributions to the growth and success of the Company and its business.

2.             Each employee of the Company or any direct or indirect subsidiary of the Company, who is not a participant in the Simpson Manufacturing Co., Inc. 1994 Stock Option Plan, who is not a director or an officer of the Company or any direct or indirect subsidiary of the Company and who shall have been continuously employed on a full-time basis for a period of not less than ten years by the Company or any direct or indirect subsidiary of the Company, shall be eligible to participate in this Plan (an “Eligible Employee”).

3.             Under this Plan, each Eligible Employee designated by the Board of Directors of the Company (the “Board”), in its exclusive discretion, shall be awarded a bonus in the form of shares of common stock of the Company (“Common Stock”) and an amount of cash approximately equal to the amount of federal and state social security and income tax and other amounts required to be withheld by such Eligible Employee’s employer with respect to such bonus.

4.             As Eligible Employees designated by this Board, in its exclusive discretion, reach their tenth, twentieth and thirtieth anniversaries of continuous service as employees of the Company or any such subsidiary, the Board, in its exclusive discretion, shall determine the nature and amount of the bonuses, if any, that will be awarded to such Eligible Employees and the time or times of such awards under this Plan.

5.             The aggregate number of shares of Common Stock reserved for issuance as bonuses under this Plan shall be 200,000 shares.

6.             All bonuses awarded under this Plan shall be subject to withholding of Social Security and income and other taxes and levies in accordance with applicable law.

7.             Each Eligible Employee who receives a bonus under this Plan shall, as a condition precedent to receiving such bonus, execute and deliver such agreement regarding sales of shares included in such bonus as the President, the Chief Financial Officer or the Secretary of the Company may require.

8.             The Company shall not in any event have any obligation to award any bonus, to issue any shares of Common Stock or to pay any amount to any person under this Plan unless and until the Board shall have determined to do so in the specific case, and then only in accordance with such determination.  The Board shall have the absolute right, in its exclusive discretion, to amend or modify this Plan at any time or times and to terminate this Plan at any time.